UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Lucas, Donald L.
   c/o Delphi Asset Mgmt Corp.
   6005 Plumas St., #202, Reno, NV 89509

   (775) 689 3456; stock_us@oracle.com
2. Issuer Name and Ticker or Trading Symbol
   Oracle Corporation (ORCL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/9/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   DIRECTOR
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security   2)Trans-   3.Trans- 4.Securities Acquired(A)   5)Amount of    6)       7)Nature of
                              action       action    or Disposed of (D)            Securities                   Indirect
                              Date         Code                   A or D                  Beneficially     D or I   Beneficial
                              (Month/                                                           Owned Following        Ownership
                              Day/Year)  Code V   Amount            Price       Reported Transaction
------------------------------------------------------------------------------------------------------------------------------------
Common Stock      01/09/03    M            26,568      A    $3.6945
Common Stock      01/09/03    M            23,432      A    $3.9375
Common Stock      01/09/03    S            25,000      D   $13.0800
Common Stock      01/09/03    S            12,500      D   $13.0100
Common Stock      01/09/03    S                500      D   $13.0500
Common Stock      01/09/03    S            12,000      D   $13.0000      0                      D
Common Stock                                                                            13,062                 I            by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative  2)Conversion 3)Trans-   4)Trans-  5)Number of Derivative  6)Date Exercisable and
Derivative                 or Exercise    action      action      Securities Acquired (A)  Expiration Date
 Security                  Price of           Date        Code       or Disposed of (D)
                                Derivative
                                Security                         Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
NQ Stock Option     $3.6945         01/09/03      M                          26,568             (1)             05/31/06
(right to buy)
NQ Stock Option     $3.9375        01/09/03       M                          23,432             (1)             05/31/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative  3)Trans-  7)Title and Amount           8)Price     9)Number of     10)     11)Nature of
   Security                action    of Underlying                      of Deri-    Derivative Securities      Indirect
                                Date      Securities                            vative      Beneficially Owned         Beneficial
                                                                    Amount or    Security  Following                      Ownership
                                                                    Number of                   Reported        D or I
                  -                          Title                Shares                        Transaction
------------------------------------------------------------------------------------------------------------------------------------
NQ Stock Option   01/09/03 Common Stock  26,568                         0
(right to buy)
NQ Stock Option   01/09/03 Common Stock  23,432                        216,568             D
(right to buy)

Explanation of Responses:

(1)
Option vests 25% annually on anniversary of grant date

SIGNATURE OF REPORTING PERSON
/s/ Donald L. Lucas
--------------------------------------------------
Name: Donald L. Lucas
Date:  01/10/03